March 20, 2008

Mr. Robert Telewicz
Senior Staff Accountant
Division of Corporation Finance
US Securities Exchange Commission
Washington, D.C. 20549

By Facsimile:      (202) 772-9209 and EDGAR

Re:
The Amacore Group, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended
December 31, 2006
Filed April 17, 2007
Form 10-QSB for Quarterly Period Ended
June 30, 2007
Filed August 20, 2007
File No. 000-27889

Dear Mr. Telewicz:

I refer to your request for further information as detailed in your letter to me dated January 3, 2008 and detail below the information requested in your letter.  To facilitate the staff’s review, we have included the captions and comments from the letter with the Company’s response immediately following.

Form 10-KSB for Fiscal Year Ended December 31, 2006:

Financial Statements

Consolidated Statements of Stockholders’ Equity (Deficit), page 19

1.
We note your response to our prior comment one.  As disclosed in Note 9 on page 27, it appears that the accretion of dividends for 2005 was $221,004, and this amount appears to be separately disclosed on your Consolidated Statements of Stockholders’ Equity (Deficit).  We remain unclear how the amount labeled as “other Derivative Activities” in 2005 relates to the accretion of dividends on preferred stock . Please provide us with a detailed description of your accounting for these preferred stock instruments.  To the extent the amount disclosed as “Other Derivative Activities” does not represent the accretion of preferred dividends, we reissue our previous comment and request that you provide us with a detailed description of the nature of this line item.

1211 North Westshore Boulevard, Suite 512 • Tampa , Florida   33607
Phone: 813.289.5552 • Facsimile: 813.289.5553
www.amacoregroup.com

Response:     The accreted dividends for the preferred stock in the amount of $221,004 were accounted for by a debit to dividend expense and a credit to additional paid in capital.  The $529,463 amount is comprised of conversions of convertible debt that occurred during the year where the convertible debt was a derivative liability at the time of the conversion.  At the time of the conversions, the amount of derivative liability that ceased to be a derivative liability due to the conversion taking place was reclassified from derivative liabilities to additional paid in capital.  There were a number of these transactions and due to the large number of them occurring, they were grouped under this classification.  We are attaching a copy of the dividend accretion computations for reference.

Notes to Consolidated Financial Statements

Note 9 Preferred Stock, page 26

2.
We have considered your response to our prior comment three.  We do not agree with your statement that accounting for the beneficial conversion feature on your series D and E instruments would have no effect on your financial statements as it appears that there would be an impact on the Company’s earnings per share.  Please provide us with your materiality analysis of the beneficial conversion features.  In your response tell us the total beneficial conversion feature related to your series D and E preferred stocks and a detailed calculation of the accretion that was recorded in 2007.

Response:     We have attached hereto the detailed calculation of the accretion of the discount for the series D and E preferred stock from inception through 2007.  The calculation utilized the effective interest rate method and as a result the calculated amounts for 2006 for each of the series D and E preferred stock are $12,774 and $6,239 respectively for a total of $19,013.  That amount was deemed to be immaterial since the total weighted average shares outstanding as of December 31, 2006 was 68,306,991.  The $19,013 would reduce earnings per share by $0.000279.  The respective reported earnings per share was negative $0.03 so that the $19,013 would have affected earnings per share by 0.009% or 1/10 of one percent and was deemed immaterial.  The accretion booked in 2007 includes the amounts noted above for 2006.  For Series D and E the accretion for 2007 was $32,553 and $15,898 respectively for a total of $48,452.

3.
We note your response to our prior comment four.  Please reconcile for us the reclassified amount of $793,831 to the retirement of preferred stock line item on your Consolidated Statements of Stockholders’ Equity (Deficit).

Response:     The line item described as “Retirement of Preferred Stock” on the Consolidated Statements of Stockholders’ Equity (Deficit) shows an amount of $1,679,785 representing a credit to Paid In Capital (PIC).  This amount is comprised of the following items:

Conversion of convertible debt in the period March 31, 2006	359,415
Reclass of Preferred C redeemable stock	793,831
Proceeds from issuance of Series E convertible Preferred E	526,539
Total	1,679,785

Further, the line “Conversion of Debt to Common” on the Consolidated Statements of Stockholders’ Equity (Deficit) shows an amount for the conversion of the convertible debt of 31,697,010 shares and $439,678 added to PIC.  In actuality, the $439,678 should have been $796,093 and the difference of $359,415 was inadvertently included in the line item listed as “Retirement of Preferred Stock”.

The proceeds from the issuance of the Series E convertible Preferred Stock is included since the financing took place at the same time.  There are no shares listed for the E preferred stock since they were only 84 and were inadvertently not included as a separate column.  However, they are properly disclosed on the balance sheet in the equity section of the financial statements.

Notes 11. Warrants, page 28

4.
We noted your response to our prior comment five.  Your response did not address our comment in its entirety; thus, the comment will be partially reissued.  Your response addressed your 2006 warrants; please provide the requested information for your 2005 warrants.  Also, please tell us where you have recorded the warrants on your balance sheet.

Response:     The 2005 warrants were fully vested and were recorded as an expense with a corresponding credit to Additional Paid in Capital.

The 2005 warrants were valued as of each date of issue using the Black-Scholes Option Model with a volatility of 249%, a risk free interest rate ranging 3.82%, a life of five years and a zero dividend rate.  Since the warrants were fully vested at each date of issue, the full fair market value of the warrants was recorded as an expense at the date of issue.

Form 10-QSB for the quarterly period ended June 30, 2007:

Exhibits 31.1 and 31.2

6.
We reviewed your response to our prior comment eight and your related Form 10-QSB/A.  We note your certifications still do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Please amend your filing to revise your certifications to comply exactly with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Also, please amend your Form 10-QSB for the quarterly period ended September 30, 2007 to revise your certifications to comply exactly with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).

Response:     The Company will cause its Quarterly Report on Form 10-QSB/A for the period ended June 30, 2007 to be amended so as to replace Exhibits 31.1 and 31.2 with certifications that comply with Exchange Act Rules 13a-14(a) and 15d-14(a).  In addition, the Company will cause its Quarterly Report on Form 10-QSB for the period ended September 30, 2007 to be amended so as to replace Exhibits 31.1 and 31.2 with certifications that comply with Exchange Act Rules 13a-14(a) and 15d-14(a).

In addition to the above, on behalf of the Company, I confirm that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions or comments, please do not hesitate to call me at 813-289-5552.

Sincerely,

/s/ Joe Crisafi
Chief Financial Officer

Attachments (2)

Amacore

Vicis Accretion Recalculation

	Series D			Series E

Face Value at Maturity	860,000			420,000
Initial Carrying Value	-			-
Day-One	8,600			4,200
Discount subject to Amortization	851,400			415,800
Periods (3 - Months, each)	20.00			20.00
Effective Rate (Quarterly)	26.346850%			26.346850%

	PRINCIPAL	INTEREST		PRINCIPAL	INTEREST
Initial Balance (7/31/2006)	8,600	8,600		4,200	4,200
September 30, 2006	10,111	1,511	Series D Interest 2006	4,938	738	Series E Interest 2006	Total Interest 2006
December 31, 2006	12,774	2,664	12,774	6,239	1,301	6,239	19,013
March 31, 2007	16,140	3,366		7,882	1,644
June 30, 2007	20,392	4,252		9,959	2,077
September 30, 2007	25,765	5,373	Series D Interest 2007	12,583	2,624	Series E Interest 2007	Total Interest 2007
December 31, 2007	32,553	6,788	19,779	15,898	3,315	9,660	29,439
March 31, 2008	41,130	8,577		20,087	4,189
June 30, 2008	51,967	10,837		25,379	5,292
September 30, 2008	65,658	13,692	Series D Interest 2008	32,066	6,687	Series E Interest 2008	Total Interest 2008
December 31, 2008	82,957	17,299	50,404	40,514	8,448	24,616	75,020
March 31, 2009	104,814	21,857		51,188	10,674
June 30, 2009	132,429	27,615		64,675	13,486
September 30, 2009	167,320	34,891	Series D Interest 2009	81,714	17,040	Series E Interest 2009	Total Interest 2009
December 31, 2009	211,404	44,084	128,446	103,244	21,529	62,730	191,176
March 31, 2010	267,102	55,698		130,445	27,201
June 30, 2010	337,475	70,373		164,813	34,368
September 30, 2010	426,389	88,914	Series D Interest 2007	208,236	43,423	Series E Interest 2007	Total Interest 2007
December 31, 2010	538,729	112,340	327,325	263,100	54,864	159,856	487,181
March 31, 2011	680,667	141,938	Series D Interest 2008	332,419	69,319	Series E Interest 2008	Total Interest 2008
June 30, 2011	860,001	179,334	321,272	420,000	87,582	156,900	478,173

Amortization is calculated using the effective interest method. Since the instrument had no day-one carrying value, the Company applied the 1% convention that is necessary to commence amortization. Accordingly, $17,500 was charged to interest expense on day-one.

The Amacore Group
Preferred Stock Accretion

Date: August 6, 2004 Redemption Date: July 26, 2006
Effective Rate: 261%

Initial Carrying Value	-

Redemption Value	860,000
Preferred Stock Dividen (6.0%)	103,200
Subject to Accretion	963,200

		Carrying	Quarterly	Cumulative	(by year) Cumulative
Monthly Accretion:	Monthly	Value	Accretion	Accretion	Accretion
August 2004	10,472	10,472
September 2004	2,279	12,750	12,750	12,750
October 2004	2,775	15,525
November 2004	3,379	18,904
December 2004	4,114	23,017	10,267	23,017	23,017	2004 total accretion
January 2005	5,009	28,027
February 2005	6,099	34,126
March 2005	7,426	41,552	18,535	41,552
April 2005	9,043	50,595
May 2005	11,010	61,605
June 2005	13,406	75,012	33,459	75,012
July 2005	16,297	91,309
August 2005	19,838	111,146
September 2005	24,148	135,294	60,282	135,294
October 2005	29,394	164,688
November 2005	35,780	200,468
December 2005	43,554	244,021	108,728	244,021	221,004	2005 total accretion
January 2006	53,016	297,038
February 2006	64,534	361,572
March 2006	78,555	440,127	196,106	440,127
April 2006	95,622	535,749
May 2006	116,397	652,146
June 2006	141,685	793,831	353,704	793,831
July 2006	169,369	963,200	169,369	963,200	719,178	2006 total accretion